EXHIBIT 11.1

RIMAGE CORPORATION
COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK

Basic net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing net income by the weighted average number of shares of common stock and common share equivalents outstanding, unless the result is anti-dilutive. A total of 100 and 1,744 assumed conversion shares for the three and six months ended June 30, 2005, respectively, and 2,720 and 2,327 assumed conversion shares for the three and six months ended June 30, 2004, respectively, were excluded from the net loss per share computation as their effect is anti-dilutive. The following is a summary of the weighted average common shares outstanding and assumed conversion shares:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Shares outstanding at end of period	9,502,420	9,304,622	9,502,420	9,304,622

Weighted average shares of common stock outstanding	9,490,910	9,313,162	9,456,683	9,255,964

Weighted average shares of assumed conversion shares	723,214	628,410	695,788	686,131

Weighted average shares of common stock and assumed conversion shares	10,214,125	9,941,572	10,152,471	9,942,095

Net income	$2,287,570	$2,031,146	$4,978,806	$3,862,795

Basic net income per common share	$0.24	$0.22	$0.53	$0.42

Diluted net income per common share	$0.22	$0.20	$0.49	$0.39